September 15, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

Re:	Krystal Biotech, Inc.

Registration Statement on Form S-1

File No. 333-220085

Acceleration Request

Requested Date:	Tuesday, September 19, 2017
Requested Time:	4:30 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ladenburg Thalmann & Co. Inc. hereby joins Krystal Biotech, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-220085) to become effective on September 19, 2017, at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that approximately 300 copies of the Preliminary Prospectus, dated September 7, 2017, were distributed by us from September 11, 2017 through the date hereof to underwriters, institutions, dealers and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours, Ladenburg Thalmann & Co. Inc.

By:	/s/ David J. Strupp, Jr.
Name:	David J. Strupp, Jr.
Title:	Managing Director

cc:	Michael Maline, Goodwin Procter LLP

John W. Campbell III, Morrison & Foerster LLP